UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Duska Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

266899 10 3

(CUSIP Number)

Amir Pelleg, Ph.D.

c/o Duska Scientific Co.

Two Bala Plaza, Suite 300

Bala Cynwyd, Pennsylvania 19004

with a copy to:

Sanford Hillsberg, Esq.

Troy & Gould Professional Corporation

1801 Century Park East, 16th Floor

Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only) Amir Pelleg
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 5,149,536 8 Shared Voting Power 0 9 Sole Dispositive Power 5,149,536 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,149,536
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 25.4%
14	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value (“common stock”), of Duska Therapuetics, Inc., a Nevada corporation (the “Registrant”). The principal executive office of the Registrant is located at Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania 19004.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Amir Pelleg.

(b) Dr. Pelleg’s principal business address is Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania 19004.

(c) Dr. Pelleg’s principal occupation is serving as President and Chief Operating Officer of the Registrant.

(d)-(e) During the last five years, Dr. Pelleg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Dr. Pelleg being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Pelleg is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information contained in Item 4 below, to the extent it relates to the source of funds used in connection with the transactions described in such Item 4 is incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION.

On August 30, 2004, the Registrant, formerly named Shiprock, Inc., completed the acquisition of Duska Scientific Co, a Delaware corporation (“Duska”), through a reverse triangular merger in which Duska merged with Shiprock Subsidiary, Inc., a Delaware corporation (“Shiprock Sub”) that was a wholly owned subsidiary of the Registrant with no assets or liabilities formed solely for the purpose of facilitating the merger. Duska was the surviving corporation in the merger with Shiprock Sub and became a wholly owned subsidiary of the Registrant. The merger occurred pursuant to an Agreement and Plan of Reorganization dated as of February 2, 2004, as amended on June 30, 2004 (the “Merger Agreement”) by and among Shiprock, Inc., Shiprock Subsidiary, Inc., Tommy J. Gropp, and Duska Scientific Co. A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and Exhibit 2.2, respectively. The Merger Agreement and the amendment to the Merger Agreement are incorporated herein by reference.

In connection with the merger, the Registrant issued 17,727,801 shares of its common stock to Duska’s shareholders in conversion of all of the 17,727,801 shares of Duska common stock outstanding on the date of the merger. In connection with the merger, the outstanding common stock purchase warrants and stock options to purchase a total of 13,441,301 shares of Duska’s common stock were cancelled in exchange for warrants and stock options to purchase the same number of shares of the Registrant’s common stock at the same exercise prices and otherwise on the same terms as the Duska stock options and warrants that were cancelled. Immediately prior to the closing of the merger, Duska completed a private placement of 3,667,500 units (“Units”), each unit consisting of one share of Duska common stock and a warrant to purchase one additional share of Duska common stock. Duska received $3,667,500 of proceeds from this private placement before the payment of commissions and offering costs.

The terms of the merger were determined by arms-length negotiations between Duska and the Registrant and did not involve the use of any formula or principle in determining the amount of consideration paid by the Registrant in the merger.

Other than securities of the Registrant that Dr. Pelleg may purchase on the open market from time to time or as set forth in Item 5, he does presently have any plan or proposal which relates to or would result in any of the events set forth in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Based upon 19,127,801 shares of the Registrant’s common stock outstanding immediately following the merger between Duska and Shiprock Sub on August 30, 2004, Dr. Pelleg beneficially owns 5,149,536 shares of the Registrant’s common stock, representing 25.4% of the outstanding common stock (including the options and warrants exercisable by Dr. Pelleg within 60 days of the date hereof for the purpose of computing the percentage ownership), of which:

(1) 3,977,118 shares are beneficially owned directly by Dr. Pelleg;

(2) 1,144,500 shares are beneficially owned directly by Dr. Pelleg with these shares underlying options that are exercisable within 60 days of the date hereof; and

(3) 27,918 shares are beneficially owned by directly by Dr. Pelleg with these shares underlying warrants that are exercisable within 60 days of the date hereof.

(c) Except as described herein, Dr. Pelleg has not acquired or disposed of, any shares of the Registrant’s common stock during the past 60 days.

Items (d)-(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

TO SECURITIES OF THE ISSUER.

Except for the Merger Agreement, to the best knowledge of Dr. Pelleg, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Pelleg and any other person, with respect to any securities of the Registrant, including, but not limited to, transferor voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2.1	Agreement and Plan of Reorganization dated as of February 2, 2004 by and among Shiprock, Inc., Shiprock Subsidiary, Inc., Tommy J. Gropp, and Duska Scientific Co.

Exhibit 2.2	Amendment to Agreement and Plan of Reorganization dated as of June 30, 2004 by and among Shiprock, Inc., Shiprock Subsidiary, Inc., Tommy J. Gropp, Michael Artis and Duska Scientific Co.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 8, 2004

/s/ Amir Pelleg, Ph.D. Amir Pelleg, Ph.D.

EXHIBIT INDEX

Exhibit	Description
2.1	Agreement and Plan of Reorganization dated as of February 2, 2004 by and among Shiprock, Inc., Shiprock Subsidiary, Inc., Tommy J. Gropp, and Duska Scientific Co.

2.2	Amendment to Agreement and Plan of Reorganization dated as of June 30, 2004 by and among Shiprock, Inc., Shiprock Subsidiary, Inc., Tommy J. Gropp, Michael Artis and Duska Scientific Co.